Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross reports temporary suspension of mill at Tasiast

Toronto, Ontario, June 16, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) announced today a temporary suspension of mill operations at its Tasiast mine due to a fire on June 15, 2021. There were no injuries reported due to the fire.

The Company will work with government authorities and is starting the process of investigating the cause of the fire. The Company is also assessing the damage and potential impact on the operation and will provide a further update once an assessment is completed.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 647-821-1736

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

www.kinross.com